To:        Investment Executives with clients in PaineWebber
           R&D Partners II, L.P.

From:      PaineWebber Development Corporation

Re: Notice of Offer to Purchase Limited Partnership Units of PaineWebber R&D Partners II, L.P. (the "Partnership")

Date:       August 19, 1997



BioRoyalties, L.L.C. ("BRLLC") has commenced a tender offer to purchase any and all outstanding limited partner units of the Partnership at a price of $3,650 per Unit, net to the seller in cash (each Unit representing an original investment of $10,000). This price will be automatically reduced by the aggregate amount of any cash or asset distribution made or declared by the Partnership on or after June 30, 1997 (distributions since June 30, 1997 to date have totaled $50 per Unit). BRLLC is not an affiliate of the Partnership, its general partner (the "General Partner") or PaineWebber Incorporated. The offer was commenced without the endorsement or approval of the General Partner.

THE GENERAL PARTNER BELIEVES BRLLC'S OFFER TO BE FINANCIALLY INADEQUATE AND RECOMMENDS THAT LIMITED PARTNERS REJECT THE OFFER.

For your information, we are enclosing a copy of our letter to the limited partners and the Schedule 14D-9 prepared by the General Partner in response to the tender offer.

Please note that BRLLC is not authorized to solicit directly any PaineWebber Investment Executive (unless such executive is also a limited partner), make any in- person presentations or visit any PaineWebber offices. If you are contacted directly by a representative of BRLLC, please contact us as soon as possible.

If you have any questions, please call PaineWebber Development Investor Services at 1-800-852-6570.

Enclosure